

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



June 7, 2005



Act	Exchange Act of 1934
Section	Regulation M
Rule	Rule 102
Public Availability	6-7-05

Michael J. Choate
Shefsky & Froelich Ltd.
111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601

Re: Inland American Real Estate Trust, Inc.
Exemptive Request Under Rule 102 of Regulation M

Dear Mr. Choate:

In your letter dated June 7, 2005, as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit Inland American Real Estate Trust, Inc. (the "Company") to repurchase shares of its common stock under the Company's share repurchase program while the Company is engaged in a distribution of shares of common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its Repurchase Program while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the respective Repurchase Program;

- there is no trading market for the Company's common stock;

- the Company will repurchase shares of its common stock at a price lower than, and fixed in relation to, the public offering price of its common stock;

- at no time during the calendar year will the number of shares repurchased by the Company under its Repurchase Program exceed 5% of the number of shares of outstanding common stock of the Company at the beginning of the twelve month period; and

- the terms of the Repurchase Program will be fully disclosed in the Company's prospectus.

This exemption is subject to the condition that the Company shall terminate its Repurchase Program during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 to the Repurchase Program as described above. The Repurchase Program should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation expresses no view with respect to any other question that the Repurchase Program may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Program.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing
Division of Market Regulation

Attachment

Shefsky
& Froelich
Attorneys at Law

111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel (312) 527-4000 Fax (312) 527.2015
www.shefskylaw.com

Michael J. Choate
Direct: (312) 836-4066
Facsimile: (312) 275-7554
E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
026829-00001

June 7, 2005

VIA FEDERAL EXPRESS
Mr. James Brigagliano
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 6628
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Brigagliano:

We are counsel to Inland American Real Estate Trust, Inc. (the "Company"), a Maryland corporation that intends to operate as a real estate investment trust for federal and state income tax purposes. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the exemptive authority provided in Rule 102(e) of Regulation M, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock under its share repurchase program in accordance with the terms described below.

Background

The Company was incorporated in the State of Maryland on October 4, 2004, and was formed to acquire, directly or indirectly, commercial real estate, primarily retail properties and multi-family, office and industrial buildings, located in the United States and Canada. The type of properties that the Company may acquire include shopping or retail centers, malls, multi-family apartment buildings, and office and industrial buildings. The Company may invest in these assets directly by purchasing the property itself or indirectly by purchasing interests, including controlling interests, in entities owning these assets. Currently, the Company owns no properties and has not made any investments.

On February 11, 2005, the Company filed a registration statement on Form S-11 (registration number 333-122743) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") for a maximum of 540,000,000 shares of its common stock. The Company is offering 500,000,000 shares to the public on a "best efforts" basis at a price of $10.00 per share and up to 40,000,000 shares through its distribution reinvestment plan at a price of $9.50 per share (collectively, the "Offering"). Pre-effective amendment number one to the Registration Statement was filed on April 21, 2005.

Following effectiveness, shares of the Company's common stock will not be listed on any national securities exchange or included for quotation on the Nasdaq Stock Market, nor will the shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. The Company does not believe that there will be a regular secondary trading market for the Company's common stock, nor is there any assurance that one will develop, unless and until the Company determines to list shares of its common stock on a national securities exchange or include them for quotation on a national market system. The Company does not anticipate evaluating a listing prior to the fifth anniversary of the effective date of the Offering. Meanwhile, to provide stockholders with limited interim liquidity with respect to their shares of common stock, the Company has adopted the share repurchase program described below. One source of funding for the repurchase program will be the Company's distribution reinvestment plan, also described below. The terms of the share repurchase program and distribution reinvestment plan are disclosed in the Company's preliminary prospectus, a copy of which is provided with this letter for your convenience, and will be included in the final prospectus that will be provided to each stockholder. The Company will not be subject to the periodic reporting requirements of the Exchange Act unless and until the Registration Statement is declared effective.

Distribution Reinvestment Plan and Share Repurchase Program

Distribution Reinvestment Plan. The Company has adopted a distribution reinvestment plan (the "DRP") pursuant to which stockholders may purchase additional shares of common stock by reinvesting cash distributions. Under the terms of the DRP, participating stockholders will authorize the Company to reinvest distributions on all or a portion of their shares of common stock to purchase additional shares of common stock, including fractional shares. The number of shares that participants may purchase through the DRP depends on the aggregate amount of their cash distributions. The Company will credit a participant's account with the number of shares of common stock, including fractional shares, equal to the aggregate amount of his or her cash distributions divided by the purchase price per share. The DRP currently does not provide participants with the option of making voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash distributions.

Participants may purchase shares of common stock through the DRP at a fixed price initially set at $9.50 per share. This price is based in part upon federal income tax considerations and generally will not change until a listing event or if the Company offers shares at a price greater than $10.00 per share. The Company is able to offer shares through the DRP at prices below the offering price in the Offering because of a decrease in costs associated with these issuances. For instance, the Company will not pay selling commissions, marketing contributions or due diligence expense allowances in connection with shares issued through the DRP because the shares will be issued through a plan administrator rather than through a broker dealer. The Company will, however, be responsible for paying any administrative costs incurred in connection with the DRP. The Company may use proceeds received through the DRP to repurchase shares of its common stock through the share repurchase program.

Share Repurchase Program. As noted above, the Company does not initially intend to list its shares on any national securities exchange or include the shares for quotation on the Nasdaq Stock Market. To provide limited interim liquidity for its stockholders prior to any such listing, the Company has adopted a share repurchase program (the "Repurchase Program"). Under the Repurchase Program, a stockholder who has held shares continuously for at least one year may ask the Company to repurchase all or any portion of the stockholder's whole shares of common stock. The Company may repurchase shares of common stock at any time, including while engaged in a registered public offering of its shares of common stock.

Under the Repurchase Program, the Company may repurchase whole shares at the following prices: (1) $9.25 per share if shares have been beneficially owned by the requesting stockholder continuously for at least one year; (2) $9.50 per share if shares have been beneficially owned by the requesting stockholder continuously for at least two years; (3) $9.75 per share if shares have been beneficially owned by the requesting stockholder continuously for at least three years; or (4) no less than $10.00 per share if shares have been beneficially owned by the requesting stockholder continuously for at least four years. During any period when the Company may be engaged in a public offering, the repurchase price per share must be less than the price of the shares offered in the public offering. The Company intends to repurchase shares of its common stock on or about the last business day of each calendar month. As soon as reasonably practicable following each repurchase, the Company will send each stockholder the cash proceeds resulting from the repurchase of their respective shares.

To fund repurchases under the program, the Company may use (a) offering proceeds from any public offerings of its shares of common stock, (b) proceeds from sale of shares in the DRP or (c) any operating funds that the Company's board of directors, in its sole discretion, reserves for this purpose (collectively, the "Available Funds"). At no time during any consecutive twelve month period may the number of shares repurchased by the Company under the Repurchase Program exceed five percent of the number of shares of outstanding common stock of the Company at the beginning of the twelve month period. If the amount of Available Funds is not sufficient to fund the repurchase of all shares of common stock for which repurchase requests have been submitted, or if the number of shares exceeds five percent of the number of shares of outstanding common stock of the Company at the beginning of any consecutive twelve month period, the Company will repurchase shares on a *pro rata* basis. A stockholder whose entire request is not honored in a given calendar month will have the remainder of the request included with all new repurchase requests received by the Company in the immediately following calendar month.

To request repurchase, stockholders must send the Company a written request for repurchase, stating their name, the date of repurchase and the number of shares to be repurchased. The Company will verify that all shares are beneficially owned by the stockholder making the request, are fully transferable and not subject to any liens or encumbrances. A stockholder may withdraw the request for repurchase by written request. If the Company receives a request for withdrawal after the Company has repurchased all or a portion of the stockholder's shares, the withdrawal notice will not be effective with respect to the shares repurchased, but will be effective with respect to any shares not yet repurchased. The Company will provide the stockholder with prompt written notice of the ineffectiveness or partial ineffectiveness of that stockholder's withdrawal notice.

Shares repurchased by the Company will be canceled but are available for reissuance. The Repurchase Program will terminate and the Company will not accept shares for repurchase if the shares are subsequently listed on a securities exchange, the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network, or the subject of *bona fide* quotes in the so called "pink sheets." Additionally, the board of directors of the Company, in its sole discretion, may amend the Repurchase Program at any time, or suspend or terminate the Repurchase Program if the board determines that suspension or termination is in the best interest of the Company. The Company will provide stockholders with 30 days' advance notice of any amendment, suspension or termination.

The Company may appoint a repurchase agent to effect all repurchases of shares and to disburse funds to the stockholders in accordance with the Repurchase Program. The repurchase agent will perform all recordkeeping and administrative functions involved in the Repurchase Program. The Company will pay all costs involved in organizing, administering and maintaining the Repurchase Program.

Discussion

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a distribution while the distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to unconditionally or conditionally exempt any transaction or series of transactions from the provisions of Rule 102.

The Company respectfully requests that the Division of Market Regulation grant an exemption under Rule 102(e) to permit the Company to effect repurchases under the Repurchase Program. The Company will neither solicit any repurchase nor will the repurchases be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of shares of, the Company's common stock. The Repurchase Program is being created solely to provide the Company's stockholders with a vehicle through which, after having held shares and having been "at risk" for at least one year, they can liquidate a portion of their investment in light of the fact that there will not be a public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop in the near future. Although stockholders of the Company will be apprised of the availability of the repurchase feature by means of a description in the Company's prospectus as noted above, the Company will not actively solicit stockholders to participate in the Repurchase Program. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Program will be ministerial and will merely facilitate the stockholders' exit from their investment in the Company.

Allowing the Company to effect repurchases under the Repurchase Program during an offering should not increase the potential for manipulation of the Company's stock price because the repurchase price will be fixed in accordance with a schedule. Because the repurchase price will be less than, and fixed in relation to, the offering price of the Company's common stock, the risk that the market will be conditioned or stimulated by repurchases should be virtually nonexistent. Further, in no event will the number of shares repurchased by the Company exceed, in any consecutive twelve month period, five percent of the number of shares of outstanding common stock of the Company at the beginning of the twelve month period. If repurchasing all available shares would cause the Company to exceed this limit in any calendar month, the Company will accept repurchase requests only on a *pro rata* basis. Additionally, the Repurchase Program will terminate once a secondary trading market is established. Except as described above, the terms and conditions applicable to repurchases during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for repurchases under the Repurchase Program during the course of the Offering. The Company believes that the relief it requests is consistent with the relief granted by the Division of Market Regulation to Boston Capital Real Estate Investment Trust (Letter dated February 10, 2005); Apple REIT Six, Inc. (Letter dated November 1, 2004); Behringer Harvard REIT I, et al. (Letter dated October 26, 2004); Paladin Realty Income Properties, Inc. (Letter dated October 14, 2004); Orange Hospitality, Inc. (Letter dated September 9, 2004); Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Retirement Properties, Inc. (Letter dated May 19, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003); T REIT Inc. (Letter dated June 4, 2001); and CNL American Properties

Fund, Inc. (Letter dated August 13, 1998) under Regulation M and to Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that (1) stockholders of the Company must hold shares of common stock for at least one year in order for the shares to be eligible for repurchase; (2) the Company will terminate its Repurchase Program in the event that a secondary trading market for its shares of common stock develops; (3) the shares of common stock will be repurchased at a fixed price ranging from $9.25 to at least $10.00 per share but never exceeding the Company's then current offering price; and (4) the number of shares repurchased under the Repurchase Program will not exceed, in any consecutive twelve month period, five percent of the number of shares of outstanding common stock of the Company at the beginning of the twelve month period.

The Company also believes that the requested relief is consistent with the relief granted to Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (a) no trading market existed or was expected to develop for the limited partnership interests; (b) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners; and (c) the repurchase programs all terminate in the event a trading market develops. The Company believes the Repurchase Program is consistent with those plans and, similarly, has a very low risk of the type of manipulation that Regulation M and the former Rule 10b-6 were promulgated to address.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at 312-836-4066. Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.



Michael J. Choate

cc: Elaine Wolff – SEC (w/o encl.)
Charito Mittleman – SEC (w/o encl.)
Tina Chalk – SEC (w/o encl.)
Joan Collopy – SEC (w/o encl.)
Roberta Matlin (w/o encl.)

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